Pricing Supplement No. 8 dated January 12, 2006	Filed under Rule 424(b)(5)
(to Prospectus dated January 5, 2005	File No. 333-107132
and Prospectus Supplement dated June 9, 2005)

SLM Corporation

Medium Term Notes, Series A

CPI-Linked Notes due January 16, 2018 ($25 Par)

Principal Amount:	$75,000,000	Floating Rate Notes: ☒	Fixed Rate Notes: ☐	Other: ☐

Original Issue Date:	January 17, 2006	Closing Date: January 17, 2006	CUSIP Number: 78442P 60 1

Maturity Date:	January 16, 2018	Option to Extend Maturity: ☒ No	Specified Currency: U.S. Dollars

Interest Rate Applicable to the Notes:

The Interest Rate for the Interest Period beginning on the Closing Date will be 6.398%.  Beginning February 15, 2006, the Interest Rate on the Notes will be adjusted monthly and will be linked to changes in the Consumer Price Index.  The Interest Rate for the Notes for each month thereafter will be a rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Spread

Where:

CPIt = Current Index Level of CPI (as defined below), as reported on Bloomberg CPURNSA;

CPIt-12 = Index Level of CPI 12 months prior to CPIt;; and

Spread =  2.05%.

In no case, however, will the Interest Rate for the Notes be less than the Minimum Interest Rate, which will be 0.00%.

We will apply to list the Notes on the New York Stock Exchange.  For additional information, see “Listing Information” on page 3 of this Pricing Supplement.

Investing in the Notes involves a number of risks.  Before you invest, you should read this entire Pricing Supplement and the attached prospectus and prospectus supplement.  In particular, you should read the “Risk Factors” beginning on page 6 of this Pricing Supplement and make certain that the Notes are a suitable investment for you.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

Merrill Lynch & Co.	Morgan Stanley	Wachovia Securities

Joint Book-Running Managers

January 12, 2006

Index Maturity:	Not Applicable.

Interest Payment Date(s):

February 15, 2006, the 15th of each month thereafter occurring prior to January 2018 and during January 2018, the Maturity Date.  If the 15th of a month or the Maturity Date is not a Business Day, we will pay the interest on the next Business Day.  No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

Interest Period(s):

Interest will accrue from the 15th of each month (or the Original Issue Date, in the case of the first Interest Period) to but excluding the 15th of the following month (or the Maturity Date, in the case of the last Interest Period).

Interest Rate Reset Period:	Monthly, beginning February 15, 2006.

Spread:	2.05%.

Minimum Interest Rate:	0.00%.

Maximum Interest Rate:	Not Applicable.

Reset Date(s):	The 15th of each month during the term of the Notes, beginning February 15, 2006, with no adjustment, and provided that there will be no Reset Date in January 2018.

Interest Determination Date(s):	Each Reset Date.

Redeemable at the option of the Company:	☒	No	Redemption Price:	Not Applicable.
	☐	Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder:	☒	No	Repayment Price:	Not Applicable.
	☐	Yes	Repayment Dates:	Not Applicable.

Day Count Convention:	Actual/Actual.

Form:	DTC Book-entry.

Denominations:	$25 and integral multiples thereof.

CUSIP Number:	78442P 60 1.

ISIN Number:	US78442P6016.

Issue Price:	100.00%.

Agents’ Discount:	2.50%.

Net Proceeds:	$73,125,000.

Concession:	2.00%.

Reallowance:	N/A.

Calculation Agent:	SLM Corporation.

Trustee:	JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Underwriting:

We have agreed to sell to the agents named below (for whom Wachovia Capital Markets, LLC is acting as representative), and each of the agents has severally agreed to purchase from us, the respective principal amount of the Notes set forth opposite its name below:

		Principal Amount
	Agents	of Notes

	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$25,000,000
	Morgan Stanley & Co. Incorporated	25,000,000
	Wachovia Capital Markets, LLC	25,000,000
	Total	$75,000,000

Listing Information:

Prior to this offering, there has been no public market for the Notes. We will apply to list the Notes on the New York Stock Exchange, which we refer to as the NYSE in this Pricing Supplement. While we expect the Notes to be approved for listing on the NYSE, subject to official notice of issuance, we cannot assure you that the application will be granted. If the listing is accepted, we expect trading of the Notes on that exchange to begin within 30 days of the Closing Date, which is January 17, 2006.

Wachovia Capital Markets, LLC has advised us that they intend to make a market in the Notes prior to the commencement of trading on the NYSE. However, Wachovia Capital Markets, LLC will have no obligation to make a market in the Notes and may cease market making activities, if commenced, at any time.

Trading Characteristics:

The Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. Therefore, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Notes that is not included in the trading price thereof. Any portion of the trading price of a Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of that Note.

The trading price of the Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Notes.

An affiliate of one of the agents has entered into a swap transaction in connection with the Notes.  We will receive compensation from that transaction, including a fee payable by that affiliate to us, on or before the Closing Date.

HOW IS THE INTEREST RATE CALCULATED FOR THE NOTES?

Beginning on February 15, 2006, the interest rate on the Notes will be adjusted monthly and will be linked to changes in the CPI (as defined below). For each such Interest Period, the interest rate will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Spread

Where:
CPIt = Current Index Level of CPI, as reported on Bloomberg CPURNSA;

CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

Spread = 2.05%.

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate, which is 0.00%.

CPIt for any Reset Date is the CPI for the third calendar month prior to that Reset Date as published and reported in the second calendar month prior to that Reset Date or as otherwise determined as described in this Pricing Supplement.  For example, for the Interest Period from and including February 15, 2006 to and including March 14, 2006, CPIt will be the CPI for November 2005 and CPIt-12 will be the CPI for November 2004.  The CPI for November 2005 was published by BLS (as defined below) and reported on Bloomberg CPURNSA in December 2005 and the CPI for November 2004 was published and reported in December 2004.

All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or ..09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)).  All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)).  All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

WHO PUBLISHES THE CONSUMER PRICE INDEX AND WHAT DOES IT MEASURE?

The Consumer Price Index, for purposes of the Notes, is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”) and reported on Bloomberg CPURNSA or any successor service.  The BLS makes almost all Consumer Price Index data publicly available.  This information may be accessed electronically on the BLS home page on the internet at http://www.bls.gov/cpi/. The CPI for a particular month is published during the following month.

According to publicly available information provided by the BLS, the CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists.  User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are also included.  Income taxes and investment items such as stocks, bonds and life insurance are not included.  In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States.

The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer spending patterns.  The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0.  The base reference period for the Notes is the 1982-1984 average.

HOW HAS THE CONSUMER PRICE INDEX PERFORMED HISTORICALLY?

The following table sets forth the value of the CPI from January 1998 to November 2005, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2005	2004	2003	2002	2001	2000	1999	1998
January	190.7	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	191.8	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	193.3	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	194.6	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	194.4	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	194.5	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	195.4	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	196.4	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	198.8	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October	199.2	190.9	185.0	181.3	177.7	174.0	168.2	164.0
November	197.6	191.0	184.5	181.3	177.4	174.1	168.3	164.0
December		190.3	184.3	180.9	176.7	174.0	168.3	163.9

This historical data is presented for information purposes only.  Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future.  Actual changes in the CPI may be less than or greater than those that have occurred in the past.

WHAT IF THE CONSUMER PRICE INDEX IS NOT REPORTED OR IS REVISED, REBASED OR DISCONTINUED?

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Determination Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the calculation agent, will determine the CPI as published by the BLS for such month using a source it deems appropriate.

In determining the final CPI reference value used to determine the interest rate on each applicable Interest Determination Date, the Calculation Agent will use the most recently available value of the CPI for the relevant month, even if such value has been adjusted from a prior reported value for that month.  In contrast, the initial CPI reference value for each Interest Determination Date will always be the final CPI reference value for the preceding Interest Determination Date, even if such value has been adjusted since that preceding Interest Determination Date.  For the first Interest Determination Date in February 2006, the initial CPI reference values will be 197.6, the CPI level for November 2005 and 191.0, the CPI level for November 2004.  If the CPI level for either of these dates are adjusted after the date of this Pricing Supplement, the interest rate determined on the first Interest Determination Date will not be revised, and in the case of a subsequent downward adjustment in the CPI, you will not receive any additional interest on the first Interest Payment Date or any other Interest Payment Date.

The BLS occasionally rebases the CPI.  The CPI was last rebased in January 1988.  The current standard reference base period is 1982-1984 = 100.  Prior to the release of the CPI for January 1988, the standard reference base was 1967 = 100.  If the BLS changes the base reference period of the CPI during the time the notes are outstanding, the Calculation Agent will continue to calculate the increase or decrease in the CPI using the existing base year of 1982-1984 as long as the old CPI is still published.  The conversion to the new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.  Thus rebasing might affect the published “headline” number often quoted by the financial press , however, the inflation calculation for the Notes should not be adversely affected by any such rebasing because changes in the old-based CPI can be calculated by using the percentage changes of the new rebased CPI.

If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new based CPI.  However, as stated above, the conversion to a new reference base does not affect the measurement of the percentage changes in a given index series from one time period to another, except for rounding differences.

If, while the Notes are outstanding, the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to a substitute index.  The Calculation Agent will determine the substitute index, in its sole discretion, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the CPI or is another methodology which is in accordance with general market practice at the time.  In doing this, the Calculation Agent may (but is not required to) determine the substitute index by selecting any substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries, as described at 62 Federal Register 846-874 (January 6, 1997).

RISK FACTORS

The Notes are subject to special considerations.  An investment in securities indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE ON THE NOTES MAY, IN SOME CASES, BE ZERO.	Interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods.

If the CPI does not increase during a measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to the Spread, which is 2.05%.

If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread.  In some cases, owners of the Notes could receive only the Minimum Interest Rate, which is 0.00%.

THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES.

The interest rate on the Notes, including the Minimum Interest Rate, may be below what we would currently pay if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the Minimum Interest Rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, plus the Spread.

THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, sometimes even on a monthly basis. This volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

THE INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.

There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes.

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

Set forth below is a summary of some U.S. federal income tax considerations relevant to the beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement). This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment. This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading “United States Federal Taxation.”

We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single objective rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder’s method of tax accounting. In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period. A U.S. holder may submit a written request to the address set forth under “Where You Can Find More Information” in the accompanying Prospectus Supplement to obtain the “reasonably expected” rate for the Notes. Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder’s adjusted tax basis in the Notes. Prospective investors should consult the discussion under the heading “United States Federal Taxation – Tax Consequences to U.S. Holders – Variable Rate Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Sale, Exchange or Retirement of the Notes” in the accompanying Prospectus Supplement.

Alternatively, it is possible that the Notes could be treated as “contingent payment debt instruments” (“CPDI”) for U.S. federal income tax purposes. Under the CPDI rules, a U.S. holder would be required to include in income each year an accrual of interest at the “comparable yield” for the Notes (determined at the time of issuance of the Notes) for a comparable non-contingent note issued by us. To the extent the comparable yield were to exceed the interest actually paid on a Note in any taxable year, a U.S. holder could recognize ordinary interest income for that taxable year in excess of the cash actually paid on the Note during that taxable year. In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as capital gain.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF
AN INVESTMENT IN THE NOTES.  PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH
THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF
SUCH AN INVESTMENT IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

SLM Corporation